

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2018

Steven C. Quay
Chief Executive Officer
Atossa Genetics Inc.
107 Spring Street
Seattle, WA 98104

       Re: Atossa Genetics Inc.
          Amendment No. 1 to Registration Statement on Form S-1
          Filed April 23, 2018
          File No. 333-223949

Dear Mr. Quay:

     We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Material U.S. Federal Income Tax Consequences, page 35

1.   It appears that you intend to use a short-form tax opinion. Please revise your disclosure in this section to state that it is the opinion of counsel, to clearly identify and articulate the opinion being rendered and to remove the language stating that this section is a summary. Please ensure that you provide a firm opinion for each material tax consequence or explain why such an opinion cannot be given. If the opinion is subject to uncertainty, please provide an opinion that reflects the degree of uncertainty (ex: "should" or "more likely than not"). Please also have counsel revise the tax opinion filed as Exhibit 8.1 to clearly state that the disclosure under the heading "Material U.S. Federal Income Tax

Consequences" in the prospectus is the opinion of counsel. For guidance, refer to Section III.B.2 of Staff Legal Bulletin No. 19 (October 2011).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ada D. Sarmento at 202-551-3798 or Erin Jaskot at 202-551-3442 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Ryan A. Murr, Esq.